Cynthia M. Krus
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, D.C. 20004-2415   April 24, 2007

       RE: Hercules Technology Growth Capital, Inc.
          File Nos.: 333-141828; 814-00702

Dear Ms. Krus:

On April 3, 2007, your firm filed a registration statement on Form N-2 on behalf of Hercules Technology Growth Capital, Inc. (the "Company"). The registration statement relates to the shelf offering under Rule 415 of the Securities Act of 1933 and to the resale of certain shareholders of the Company. Pursuant to Release No. 33-6510 and in reliance on the representations contained in your letter dated April 3, 2007, we performed a limited review of the registration statement. Your letter represented that the disclosure is substantially similar to the disclosure contained in the Company's original registration statement except for updated financial and certain other information.

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1.   Please add to the disclaimer above the Table of Contents that the prospectus will be updated to reflect material changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call me at (202) 551-6970 or e-mail me at ColeMB@SEC.gov.

Sincerely,

Mary A. Cole
Senior Counsel

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